Exhibit 99.1

Term Sheet for Acquisition of Assets in exchange for Settlement of Debt

This term sheet (the “Term Sheet”) summarizes the principal terms with respect to a potential transaction between Amarantus BioScience Holdings, Inc. (together with its affiliates, “Amarantus”) and TE Debt Holders (as defined by certain debt holders having entered into a Tender Exchange of Securities in March 2018 as outlined on Schedule A ). Amarantus, the TE Debt Holders & WilCarr Ventures or its Affiliate (“WilCarr”) have agreed subject to completion of satisfactory final documentation for WilCarr to become the development and implementation Partner and Financier for a joint Venture to further develop the Engineered Skin Substitute asset (“ESS”) owned by Amarantus subsidiary Cutanogen. This term sheet is intended solely as a basis for further discussion and is not intended and does not constitute a legally binding obligation, except as described under “Effect of Term Sheet” below.

Transaction:	Upon execution of Definitive Agreements, Amarantus will assign its rights to its equity interest in Cutanogen Corporation as well as its ownership of 50,000,000 Ordinary Shares of Todos Medical Ltd. in settlement of the debts owed the TE Debt Holders on Schedule A & assumption of the obligations related to ESS outlined on Schedule B (net of the Boyce Payment – as defined below).
ESS JV	The TE Debt Holders shall provide Amarantus with a 25% participation right in all monies obtained from the TE Debt Holder’s joint venture with WilCarr (the “JV”) after the TE Debt Holders have received the Threshold Amount of: $13,867,474 in cash from the ESS JV (after 3rd party expenses, addressing the obligations outlined on Schedule B (net of the Boyce Payment – as defined below), any distributions to non-TE Debt Holders, payments of royalties /fees related to ESS and the like). The Threshold Amount shall also be reduced by the proceeds from the sale of any Todos Shares.
Todos Shares	Upon execution of Definitive Agreements, Amarantus will assign its ownership of 50,000,000 Ordinary Shares of Todos Medical Ltd.
Subject to final legal review and structure, the Todos Ordinary Shares will be placed into a segregated trading account (the “AVDX SPV”). If actual cash received by the TE Debt Holders from the sale of Todos shares exceeds $13,867,474 (after addressing Non-TE Debt Holders, fees, 3rd party expenses and like), then half of any remaining unsold Todos Ordinary Shares will be returned to Amarantus.

Todos Lock-up	TE Debt Holders agree to work with Univest (the investment banking firm for Todos) to lock-up their Todos shares as part of the Todos up-list process provided that the following investors and insiders have also signed the same form of lock-up: Leviston Resources and Leonite Capital. The form of lock-up is attached as Schedule C.
13D Filing:	Upon execution of this Term Sheet, the TE Debt Holders agree to file a updated forms SC 13D, wherein the proposed transaction will be outlined to the marketplace. Thereafter, upon the closing of the transactions contemplated herein, the TE Debt Holders will file further updated forms SC 13D wherein the proposed transaction completion will be acknowledged.
Treatment of non-TE Debt Holders (Schedule A) and certain Accounts Payables (Schedule B):

The TE Debt Holders shall offer the non-TE Debt Holders outlined on Schedule A a one-time right of participation in the proceeds of Todos Shares and/or ESS for up to the amounts due them after full and complete cash settlement of the amounts due TE Debt Holders less any disbursements to 3rd parties for fees, settlement of Schedule B obligations, possible payments of royalties / fees related to ESS and the like less the Boyce Payment (as defined immediately below).

The Company agrees to pay $500,000 in cash towards the $3,212,364 settlement of the liability included in Schedule B upon the Closing specifically to Dr. Steven Boyce (the “Boyce Payment”).

Amarantus:	Amarantus agrees on the unconditional assignment of its controlling equity interest in Cutanogen and ESS to the TE Debt Holders. Amarantus will provide written evidence that Cutanogen holds 100% development rights to ESS with no other parties claiming rights and will ensure that any outstanding pending legal actions as they related to ESS or Cutanogen will be dismissed with prejudice upon the Closing. Amarantus shall provide requested assistance to negotiate with all parties noted on Schedule B.
WilCarr:	Provided that the conditions precedent outlined in definitive agreements are properly met, WilCarr shall provide funding and management to the newly formed SPV, subject to the achievement of certain milestones to be memorialized in the definitive agreements and verification of representations and warranties regarding Cutanogen/ESS to WilCarr’s satisfaction.
Acquired Assets:	All assets owned (in whole or in part) or controlled by Amarantus in each case related to or otherwise reasonably necessary or useful to research, develop and commercialize ESS worldwide, including, without limitation:

●     all inventions, know-how, trade secrets, trademarks, goodwill, patent rights and all other intellectual property rights (including, without limitation, the right to enforce patents for activities that occurred pre-closing);

●     all raw and summarized data, including clinical data, pre-clinical data, animal data, batch records, laboratory records and all other data and information;

●     all regulatory filings, approvals, DMFs, documentation, correspondence, and other materials and all other permits; and

●     all contracts that are related with ESS with third-parties including but not limited do the University of Cincinnati.

License:	To the extent that Amarantus owns or controls any patent rights or other intellectual property rights other than the Acquired Assets that would be infringed or otherwise violated by the research, development, manufacturing or commercialization of the Products, Amarantus would assign on a perpetual basis such rights with respect to ESS, Cutanogen to the SPV.
Technical Assistance:

Promptly following the closing, Amarantus would transfer to the SPV all materials, documents and electronic copies of all information, data, materials and know-how contained within the Acquired Assets (in the English language if available). Amarantus BioScience Holdings will provide SPV with access (by teleconference or in person) to personnel involved in the research, development and manufacturing of the Acquired Assets.

SPV:	The Debt Holders anticipated at closing that Cutanogen Corporation shall be placed in a bankruptcy-remote SPV.
Representations and Warranties:	Amarantus will provide customary representations and warranties and indemnification for each of the Debt Holders, WilCarr, and the SPV on terms and in a manner to be finalized in definitive documentation to the satisfaction of the Debtholders in their discretion.
Definitive Agreements:	TE Debt Holders will draft the first version of the Definitive Agreements.
Closing Conditions:	For WilCarr, customary closing conditions including, without limitation, satisfactory completion of its ongoing business and legal due diligence. For all parties, the Definitive Agreements are satisfactory in form and substance being substantially consistent with this term sheet, and all government approvals (if any).

Exclusivity and Access:	By signing this letter, Amarantus and Debt Holders acknowledge that the investigation and due diligence contemplated by this term sheet may involve the expenditure of substantial time and expense by WilCarr. Therefore, from the date of this term sheet until 60 days thereafter (the “Exclusivity Period”), without the prior written consent of WilCarr, neither Debt Holders or Amarantus, its affiliates, nor any of their respective officers, directors, security holders, employees, representatives or agents (including, without limitation, its investment bankers, attorneys and accountants) (collectively, the “Exclusivity Obligors”) will (i) entertain, solicit or encourage, (ii) furnish or cause to be furnished any information to any persons or entities (other than WilCarr and WilCarr Representatives) regarding ESS, or (iii) offer, negotiate, pursue or enter into any agreement for, in each case, (a) any license, sublicense, lease, assignment, transfer or other grant of any rights in or to the Products or any intellectual property rights relating thereto, (b) sale of ESS by Amarantus or its affiliates relating to the Acquired Assets, or (c) any other transaction that would make the execution of the Definitive Agreements less likely to occur because of the terms thereof. Further, during the Exclusivity Period, the Exclusivity Obligors will cease any current discussions with any other persons or entities, and will negotiate exclusively with WilCarr, with respect to the transaction described above.
During the Exclusivity Period, Amarantus BioScience Holdings will (i) provide reasonable access to WilCarr to review ESS and (ii) to maintain the value of the Acquired Assets, including, without limitation, maintaining all reasonable confidentiality with respect thereto and not allowing any patent or contract rights within the Acquired Assets to lapse, be abandoned or otherwise determined to be invalid or unenforceable.
Confidentiality:

Amarantus BioScience Holdings, Inc. and WilCarr are parties to that certain Confidential Disclosure Agreement, dated as of November 5, 2020 (the “Confidentiality Agreement”). The Debt Holders have signed a joinder to the Confidentiality Agreement on October 8, 2021. The parties agree that the Confidentiality Agreement will remain in effect, and the proposed terms set forth in this term sheet, the discussions related thereto are the Confidential Information of each signor to this agreement, and are not to be disclosed to any others, except to respective financial and legal advisors and parties with an interest in ESS as outlined on Schedule B herein. This Confidential Information is not to be used by either party or its financial or legal advisors for any purpose other than evaluating this term sheet.

Press Announcements:	Any announcements or press releases regarding this transaction must be approved by all parties prior to dissemination. Amarantus will have the right to disclose this transaction on an as-needed basis to certain shareholders and regulatory authorities.
Law and Venue:	NY law, and exclusive venue will be federal courts in New York Federal Courts.
Fees and Expenses:	All parties will be responsible for all of its own costs, fees and expenses incurred in connection with or related to this transaction and the negotiation of this term sheet and the Definitive Agreements.
Effect of Term Sheet:	The parties expressly agree that no binding obligations will be created until the Definitive Agreements are executed and delivered by the parties, other than as set forth under the headings “Exclusivity and Access,” “Confidentiality,” “Press Announcements,” “Law and Venue,” “Fees and Expenses,” and this “Effect of Term Sheet,” which the parties intend to be and will be legally binding. Subject to the foregoing, it is understood that each of the parties is free to terminate the discussions at any time and for any reason prior to the execution of the Definitive Agreements.

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Each of the parties has caused its duly authorized representative to execute this term sheet effective upon the date of the last of the undersigned signatures.

Debt Holders

By:	Date:	11/23/2021
Name:
Title:

WilCarr Ventures (only as it relates to Wilcar, Representations and Warranties, Closing Conditions, Exclusivity

and Access and Confidentiality)

By:	Date:	11/16/2021
Name:
Title:

Amarantus BioScience Holdings, Inc.

By:	Date:	11/13/2021
Name:
Title: